Tongjitang Chinese Medicines Company Announces Closing of Merger and
Intent to Delist from the NYSE

SHENZHEN, China, April 15, 2011 – Tongjitang Chinese Medicines Company (“Tongjitang” or the “Company”; NYSE: TCM), announced today the completion of its acquisition by Hanmax Investment Limited, a British Virgin Islands business company (“Hanmax”), and Fosun Industrial Co., Limited, a company incorporated in Hong Kong (“Fosun”). As a result of the acquisition, the Company became a wholly owned subsidiary of Hanmax and Fosun. Hanmax is an affiliate of Mr. Xiaochun Wang, chairman of the board of directors and chief executive officer of the Company.

Under the terms of the agreement and plan of merger, which was adopted by the Company's shareholders at a special meeting held on March 31, 2011, each outstanding ordinary share of the Company (other than shares held by Hanmax or Fosun or any of their respective subsidiaries or shares as to which shareholders have validly exercised and have not effectively withdrawn or lost their appraisal rights under Section 238 of the Cayman Companies Law) was automatically converted into the right to receive $1.125 in cash, without interest and less any applicable taxes, and each American Depositary Share, or ADS (each of which represents four ordinary shares) (other than ADSs held by Hanmax or Fosun or any of their respective subsidiaries), was automatically converted into the right to receive $4.50 in cash per ADS without interest and less any applicable taxes.

Shareholders and holders of ADSs of record will receive a letter of transmittal and instructions on how to surrender their ordinary shares or ADSs in exchange for the merger consideration. Shareholders and holders of ADSs should wait to receive the letter of transmittal before surrendering their shares or ADSs.

The Company also announced today that it requested that trading of its ADSs on the NYSE be suspended. The Company requested an application on Form 25 be filed with the SEC to remove the Company’s ADSs from listing on the NYSE and from registration under the Securities Exchange Act of 1934, as amended (the “Exchange Act”). The Company intends to terminate its reporting obligations under the Exchange Act by promptly filing a Form 15 with the SEC to terminate its reporting obligations with respect to the ADSs under the Exchange Act. The Company's obligations to file with the SEC certain reports and forms, including Form 20-F and Form 6-K, will be suspended immediately as of the filing date of the Form 15 and will cease as of the effective date of the Form 15.

About Tongjitang Chinese Medicines Company

Tongjitang Chinese Medicines Company, through its operating subsidiaries Guizhou Tongjitang Pharmaceutical Co., Ltd., Guizhou Long-Life Pharmaceutical Company Limited, Qinghai Pulante Pharmaceutical Co., Ltd. and Anhui Jingfang Pharmaceutical Co., Ltd., is a vertically integrated specialty pharmaceutical company focused on the development, manufacturing, marketing and selling of modernized traditional Chinese medicine in China. Tongjitang’s principal executive offices are located in Shenzhen, China.

Tongjitang’s flagship product, Xianling Gubao, is the leading traditional Chinese medicine for the treatment of osteoporosis in China as measured by sales in Renminbi.  In addition to Xianling Gubao, the Company manufactures and markets 35 other modernized traditional Chinese medicine products and 36 western medicines. Please visit www.tongjitang.com for more information.

Safe Harbor Statements

This announcement contains forward-looking statements within the meaning of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. All statements other than statements of historical fact in this announcement are forward-looking statements.  These forward-looking statements involve known and unknown risks and uncertainties and are based on current expectations, assumptions, estimates and projections about the Company and the industry.  Information regarding these risks, uncertainties and other factors is included in the Company’s most recent annual report on Form 20-F, the Company’s notice of extraordinary general meeting and proxy statement filed as exhibits to the Schedule 13E-3 transaction statement regarding the proposed merger, and other filings with the SEC. The Company undertakes no obligation to update forward-looking statements to reflect subsequent occurring events or circumstances, or to changes in its expectations, except as may be required by law. Although the Company believes that the expectations expressed in these forward looking statements are reasonable, they cannot assure you that their expectations will turn out to be correct, and investors are cautioned that actual results may differ materially from the anticipated results.

CONTACT

ICR, Inc.
Christine Duan or Ashley M. Ammon
203-682-8200 (Investor Relations)